UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 October 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces intention to purchase shares to be held in nominee accounts to satisfy grants made under employee share plans. (01 October 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 October 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 October 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 October 2012)

Announcement

Company notified of transactions in respect of the Company’s Senior Executive Share Option Plan and Performance Share Plan, and Ms Mahlan, Messers Walsh and Menezes and PDMRs inform the Company of their interests therein.

(02 October 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 October 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 October 2012)	Announcement Company announces interim management statement for three months ended 30 September 2012. (17 October 2012)
Announcement Company announces purchase of shares to be held in nominee accounts to satisfy grants made under employee share plans. (02 October 2012)	Announcement Company announces lodgement of documents for inspection and result of AGM. (18 October 2012
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 October 2012)	Announcement Dr Humer informs the Company of his beneficial interests. (23 October 2012)
Announcement Mr Morgan, a PDMR, informs the company of his beneficial interests. (03 October 2012)	Announcement Company announces total voting rights. (31 October 2012)
Announcement Messers Williams and Wright, PDMRs, inform the company of their beneficial interests under the Company's UK Sharesave Plan 2010. (04 October 2012)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:35 01-Oct-2012
Number	21034-83A1

TO:	Regulatory Information Service

PR Newswire

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that it intends shortly to purchase ordinary shares to be held by Diageo Trustees for the purpose of satisfying share awards and grants made under the Company's employee share plans.

J Nicholls

Deputy Company Secretary

1 October 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:35 01-Oct-2012
Number	21533-BCE1

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 36,054 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 245,353,190 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,508,778,585.

John Nicholls

Deputy Company Secretary

1 October 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:53 02-Oct-2012
Number	21150-3E04

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules and Paragraph 12.6.4 of the Listing Rules.

Diageo plc (the "Company") announces that on 1 October 2012:

1.	the directors shown below were granted the following options over the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") or American Depositary Shares ("ADS")*under the Company's Senior Executive Share Option Plan (the "SESOP"), approved by shareholders on 15 October 2008:

No. of Ordinary
Name of Director	Shares

D Mahlan	146,299

P S Walsh	264,845

No. of ADS

I Menezes	46,575

2. the Persons Discharging Managerial Responsibilities ("PDMR") shown below were granted the following options over Ordinary Shares or ADSs under the SESOP:

Name of PDMR	No. of Ordinary Shares

N Blazquez	60,958

A Fennell	60,240

G Ghostine	57,009

D Gosnell	54,216

J Grover	53,124

A Morgan	71,394

G Williams	60,814

I Wright	31,669

No. of ADS

R Millian	13,351

T Proctor	24,398

L Schwartz	13,928

Each option was granted at a price of £17.43 per Ordinary Share (or $112.72 per ADS) and is exercisable between 1 October 2015 and 30 September 2022, subject to the satisfaction of performance criteria.

3. the directors shown below acquired an interest in Ordinary Shares or ADSs in the form of awards under the Company's Performance Share Plan (the "PSP"), approved by shareholders on 15 October 2008, as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	134,653

P S Walsh	304,702

No. of ADS

I Menezes	54,927

4. the PDMRs shown below acquired an interest in Ordinary Shares or ADSs in the form of awards under the PSP, as follows:

Name of PDMR	No. of Ordinary Shares

N Blazquez	63,118

A Fennell	62,376

G Ghostine	59,029

D Gosnell	56,138

J Grover	55,007

A Morgan	73,924

G Williams	62970

I Wright	27,326

No. of ADS*

R Millian	14,171

T Proctor	23,018

L Schwartz	18,086

The performance period commenced on 1 July 2012 and, subject to the rules of the PSP and the satisfaction of performance conditions, the awards will vest in October 2015.

As a result of the above transactions the interests of directors and PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are unchanged.

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

2 October 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:37 02-Oct-2012
Number	21436-6A5F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 229,274 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 245,123,916 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,509,007,859.

John Nicholls

Deputy Company Secretary

2 October 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 02-Oct-2012
Number	7664N17

RNS Number : 7664N

Diageo PLC

02 October 2012

Diageo plc ('the Company') announces that it has today purchased through UBS Limited  854,700 ordinary shares of 28 101/108 pence each ("Ordinary Shares") at a price of 1766.0797 pence per share.

The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:55 03-Oct-2012
Number	21055-4BF7

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,132 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 245,114,784 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,509,016,991.

John Nicholls

Deputy Company Secretary

3 October 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:26 03-Oct-2012
Number	21621-5753

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 3 October 2012 that Andrew Morgan, a person discharging managerial responsibilities, exercised an option on 2 October 2012 over 2,239 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 11 October 2002 at a price per share of £7.59 under the Company's Senior Executive Share Option Plan. The expiry date of the option was 10 October 2012.

Mr Morgan subsequently sold 1,633 Ordinary Shares on 2 October 2012, at a price per share of £17.59, to cover the cost of exercise of the option and the tax arising. He retained the remaining 606 shares.

As a result of the above transaction the interests of Mr Morgan in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 189,985.

J Nicholls

Deputy Company Secretary

3 October 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:50 04-Oct-2012
Number	21050-FC49

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 3.1.4 OF

THE DISCLOSURE RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 3 October 2012 that the following Persons Discharging Managerial Responsibility ("PDMR") named below were granted options to subscribe for ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Company's UK Sharesave Plan 2010 on 3 October 2012, namely:

Name of PDMR No. of Ordinary Shares Dates Option Exercisable between

G Williams 665 1 December 2015 and 31 May 2016

I Wright 652 1 December 2015 and 31 May 2016

Each option has been granted at a price of £13.52 per Ordinary Share.

J Nicholls

Deputy Company Secretary

4 October 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 04-Oct-2012
Number	9902N17

RNS Number : 9902N

Diageo PLC

04 October 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 100,182 ordinary shares at a price of 1,797.09 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 100,182 from 1st July 2012 to today's date.

Following the above purchase, the company holds 245,206,034 ordinary shares in treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,508,925,741.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 05-Oct-2012
Number	0975O16

RNS Number : 0975O

Diageo PLC

05 October 2012

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 480,000 ordinary shares at a price of 1791.40 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 580,182 from 1st July 2012 to today's date.

Following the above purchase, the Company holds 245,615,204 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,508,516, 571.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:16 10-Oct-2012
Number	21515-04D2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 October 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 October 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

PS Walsh	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 October 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

D Gosnell	11

J Grover	11

A Morgan	11

G Williams	11

I Wright	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £17.68.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 October 2012 from Dr FB Humer, a director of the Company, that he had purchased 468 Ordinary Shares on 10 October 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £17.68.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	42,475

D Mahlan	120,418 (of which 119,854 are held as ADS)

PS Walsh	803,054

Name of PDMR	Number of Ordinary Shares

N Blazquez	72,280

D Gosnell	107,639

J Grover	183,130

A Morgan	189,996

G Williams	217,919 (of which 6,424 are held as ADS)

I Wright	50,489

J Nicholls

Deputy Company Secretary

10 October 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Q1 Interim Management Statement
Released	10:04 17-Oct-2012
Number	8825O10

RNS Number : 8825O

Diageo PLC

17 October 2012

17 October 2012

Interim Management Statement for the three months ended 30 September 2012

Diageo reports 5% organic net sales growth in Q1

In the quarter ended 30 September 2012 Diageo delivered organic net sales growth of 5% against the comparable period when Diageo reported 9% organic net sales growth. Volume was up 2%. Organic net sales growth by region was:

• North America 6%

• Europe (1)%

• Africa 11%

• Latin America and Caribbean 16%

• Asia Pacific 2%

On a reported basis, net sales grew 6% in the quarter, against the comparable period. Net sales from acquisitions, Mey İçki, Meta Abo, Ypióca and Shuijingfang, were £79 million and there was a negative foreign exchange impact of £49 million.

Continued good performance in US spirits was the main driver of the performance in North America. In Europe, Turkey, Russia and Eastern Europe each continued to perform strongly and delivered double digit net sales growth. Western Europe was weak against a strong quarter in the prior year. Southern Europe and Ireland continued to be impacted by the economic situation in those markets while in France consumer demand remains weak following the duty increases implemented in January. Africa also delivered another double digit net sales growth performance as strong growth in spirits in South Africa and in beer in East Africa offset weakness in Nigeria. Latin America and Caribbean again delivered strong net sales growth despite a tough comparison in the prior year. In Asia Pacific performance in the developed markets was impacted by continued weakness in South Korea. In the emerging markets of Asia strong growth in South East Asia and China, especially in scotch, was offset by the postponement into the second quarter of sales to Global Travel customers and weakness in the vodka category in India.

Net assets were £7,216 million at 30 September 2012, compared with £6,811 million at 30 June 2012 primarily as a result of net profit for the period. Net borrowings were £8,019 million at 30 September 2012 having been £7,570 million at 30 June 2012. The purchase of Ypióca was completed and the consideration of £284 million was paid in August.

Paul Walsh, Chief Executive of Diageo commented:

'Diageo has delivered a solid start to the new financial year with net sales growth in line with expectations. The strength of our brands and our routes to market, coupled with the investments we have made in faster growing markets continue to drive the performance of our business. Growth in North America reflects our strength in US spirits and while the consumer environment in Western Europe remained challenging we delivered over 30% net sales growth in the faster growing markets of Europe, especially in Turkey where we have driven share gains from the successful integration of Mey İçki. The developed markets of Asia Pacific, especially Korea, are challenging but in the developing markets of Asia we have seen continued good performance. This performance together with the strong results we delivered in Africa and Latin America, and in the emerging markets of Europe has resulted in another period of double digit growth in our emerging markets business.

As a global business we continue to be aware of the uneven nature of the global economy. However we remain confident that we will deliver our medium term goals, given the strength of our brands and our routes to market.'

ENDS

Contacts

Investor enquiries to:	Agnes Bota	+36 1 580 1022
	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911

investor.relations@diageo.com

Media enquiries to:	Rowan Pearman	+44 (0) 20 8978 4751

	Kirsty King	+44 (0) 20 8978 6855

press.office@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Result of AGM
Released	13:19 18-Oct-2012
Number	21317-684D

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES

Diageo plc (the "Company") announces that:

1. in accordance with Listing Rule 9.6.3(1), copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting (`AGM') held on 17 October 2012 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

2. voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

RESOLUTION			VOTES
VOTES	VOTES FOR	%*	AGAINST	%*	WITHELD

1) Report and Accounts	1,786,124,018	99.27%	13,060,463	0.73%	30,907,326

2) Directors' Remuneration Report	1,690,276,063	92.54%	136,267,048	7.46%	3,544,158

3) Declaration of final dividend	1,827,866,279	99.99%	209,659	0.01%	2,015,870

4) Re-election of P B Bruzelius	1,805,914,176	99.43%	10,314,237	0.57%	13,862,356

5) Re-election of L M Danon	1,806,655,107	99.45%	10,006,519	0.55%	13,429,143

6) Re-election of Lord Davies	1,815,533,124	99.33%	12,336,326	0.67%	2,221,320

7) Re-election of B D Holden	1,819,628,954	99.59%	7,487,750	0.41%	2,974,066

8) Re-election of Dr F B Humer	1,815,881,118	99.34%	12,013,567	0.66%	2,196,548

9) Re-election of D Mahlan	1,814,430,668	99.26%	13,488,919	0.74%	2,171,183

10) Re-election of P G Scott	1,820,260,120	99.58%	7,656,354	0.42%	2,174,296

11) Re-election of H T Stitzer	1,819,161,376	99.53%	8,660,016	0.47%	2,269,378

12) Re-election of P S Walsh	1,733,199,633	95.39%	83,838,712	4.61%	13,052,424

12) Election of Ho KwonPing	1,820,188,354	99.58%	7,589,030	0.42%	2,313,563

14) Election of I M Menezes	1,815,452,670	99.32%	12,451,859	0.68%	2,185,685

15) Re-appointment of Auditor	1,800,222,755	99.33%	12,166,171	0.67%	17,702,482

16) Remuneration of Auditor	1,818,820,311	99.52%	8,706,549	0.48%	2,564,087

17) Authority to allot shares	1,806,823,718	98.87%	20,697,453	1.13%	2,570,239

18) Disapplication of pre-emption rights	1,817,192,547	99.47%	9,699,738	0.53%	3,193,969

19) Authority to purchase own ordinary shares	1,812,010,686	99.75%	4,567,743	0.25%	13,508,621

20) Authority to make political donations/expenditure in the EU**	1,779,427,059	97.54%	44,954,247	2.46%	5,709,939

21) Reduced notice for a general meeting other than an annual general meeting**	1,634,721,704	89.45%	192,755,800	10.55%	2,610,309

J Nicholls

Deputy Company Secretary

18 October 2012

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld).

**Resolutions other than those concerning ordinary business.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:36 23-Oct-2012
Number	21436-8539

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 23 October 2012 that Dr FB Humer, a director, as a participant in the Diageo Dividend Reinvestment Plan received 572 ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in respect of the final dividend paid on 22 October 2012.

The Ordinary Shares were purchased on 22 October 2012 (with a settlement date of 25 October 2012) at an average price of £17.75.

As a result of the above transaction, Dr Humer's interests in the Company's Ordinary Shares have increased to 43,047.

J Nicholls

Deputy Secretary

23 October 2012

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:56 31-Oct-2012
Number	21355-703A

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,138,925 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 245,488,702 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,508,650,223 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

John Nicholls

Deputy Company Secretary

31 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 19 December 2012	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary